CUSIP No. 35553P101	SCHEDULE 13D	Page 1 of 25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

FRATERNITY COMMUNITY BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35553P101

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35553P101	SCHEDULE 13D	Page 2 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35553P101	SCHEDULE 13D	Page 3 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 111,792
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 111,792
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35553P101	SCHEDULE 13D	Page 4 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 111,792
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 111,792
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35553P101	SCHEDULE 13D	Page 5 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 111,792
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 111,792
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35553P101	SCHEDULE 13D	Page 6 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 111,792
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 111,792
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35553P101	SCHEDULE 13D	Page 7 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 111,792
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 111,792
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11): 8.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 35553P101	SCHEDULE 13D	Page 8 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 111,792
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 111,792
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11): 8.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 35553P101	SCHEDULE 13D	Page 9 of 25

Item 1. Security and Issuer

This is the fifth amendment (this "Fifth Amendment") to the original Schedule 13D, which was filed on April 11, 2011 (the "Original Schedule 13D"), amended on May 31, 2013 (the "First Amendment"), on June 4, 2013 (the "Second Amendment"), on December 9, 2013 (the “Third Amendment”), and on November 18, 2014 (the “Fourth Amendment”). This Fifth Amendment is being filed jointly by Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"); Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Partners; and Joseph Stilwell, the owner of Stilwell Value LLC. All the filers of this statement are collectively referred to herein as the "Group."

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Fraternity Community Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 764 Washington Boulevard, Baltimore, Maryland 21230. The amended joint filing agreement of the members of the Group is attached as Exhibit 6 to this Fifth Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Partners in Joseph Stilwell's capacity as the owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Partners.

The business address of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

Joseph Stilwell is the owner of Stilwell Value LLC, an SEC registered investment adviser in the business of investment management. Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners and related partnerships.

CUSIP No. 35553P101	SCHEDULE 13D	Page 10 of 25

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule A attached hereto.

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Since we last reported purchases and sales of Common Stock (see the Fourth Amendment), Stilwell Activist Fund has expended a total of $35,995 to acquire 2,300 shares of Common Stock. Such funds were provided from Stilwell Activist Fund's working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

Since we last reported purchases and sales of Common Stock (see the Fourth Amendment) Stilwell Activist Investments has expended a total of $433,076 to acquire 27,131 shares of Common Stock. Such funds were provided from Stilwell Activist Investments' working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

We are filing this Fifth Amendment to report that, as a result of our continuing fund consolidation, Stilwell Value Partners II is no longer a member of the Group.

On November 18, 2014, Corissa Briglia, a representative of the Group, was appointed to the Issuer's board of directors pursuant to an Agreement with the Issuer. On November 20, 2014, the Issuer filed a Form 8-K with the Securities and Exchange Commission (the "Form 8-K"), announcing the terms of the Agreement, which is attached as Exhibit 10.1 to the Form 8-K.  We hope to work with management and the board of directors to maximize shareholder value.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

CUSIP No. 35553P101	SCHEDULE 13D	Page 11 of 25

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than 5% positions in 56 other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within each category the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds.

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

CUSIP No. 35553P101	SCHEDULE 13D	Page 12 of 25

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI announced its sale on January 23, 2014.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc.

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger.

CUSIP No. 35553P101	SCHEDULE 13D	Page 13 of 25

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our nominee, Corissa J. Briglia, joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares on the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

CUSIP No. 35553P101	SCHEDULE 13D	Page 14 of 25

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

CUSIP No. 35553P101	SCHEDULE 13D	Page 15 of 25

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; and on November 21, 2013, we disclosed that we sold shares on the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; and on March 19, 2013, we disclosed that we sold our shares on the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, the HFBL’s market price increased and reflected fair value; and on February 7, 2013, we disclosed that we sold shares on the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares on the open market, decreasing our holdings below 5%.

IV. After successfully seeking board representation, we seated directors who currently serve on the boards of the following issuers:

Malvern Federal Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, The Honorable Judge Howard F. Riley, Jr., overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement's performance targets. After meeting with the new CEO and the new chairman of the board, we believe that management and the board of directors are now focused on maximizing shareholder value. John P. O'Grady remains a director on the board.

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination.

CUSIP No. 35553P101	SCHEDULE 13D	Page 16 of 25

By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and the Group’s other representative were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for Robert M. Bolton to join NVSL’s board of directors and for NVSL not to seek approval for stock benefit plans.  On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT.

First Financial Northwest, Inc. (“FFNW”) - We filed our original Schedule 13D reporting our position on September 12, 2011. On January 11, 2012, a representative of the Group became a member of FFNW’s board. On February 15, 2012, our representative resigned and we announced our intention to run a contested election at FFNW’s 2012 annual meeting. We mailed our proxy materials to FFNW’s shareholders in April 2012 seeking election of our nominee. At FFNW’s 2012 annual meeting of shareholders held on May 24, 2012, our nominee defeated Victor Karpiak, the chairman and president, by a substantial percentage. FFNW attempted to invalidate our votes, and we sued to enforce our rights. In accordance with the settlement we reached with FFNW in December 2012, our nominee, Kevin Padrick, was appointed to FFNW’s board on March 14, 2013, and Victor Karpiak resigned as chairman. Subsequently, Mr. Karpiak was shown the door and a new CEO was hired. Since then, FFNW has pursued multiple share repurchases, cleaned up its non-performing assets and reached a good level of profitability.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. We opposed HFBC’s purchase of Sumner Bank & Trust and mailed our proxy materials to HFBC’s stockholders on April 5, 2013, seeking election of our nominee as a director at HFBC’s 2013 annual meeting. On May 15, 2013, our nominee, Robert Bolton, beat HFBC’s nominee by a two-to-one margin, and on August 23, 2013, HFBC’s acquisition of Sumner Bank & Trust was terminated.

V. We intend to seek board representation with the following issuers:

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting shareholder votes for our nominee for HARI's 2015 annual meeting. On May 21, 2015, HARI announced its sale to State Bank in Wonder Lake, IL.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We nominated a director for election at PBSK’s 2014 annual meeting and lost. We intend to continue to seek board representation.

VI. We hope to work with management and the boards of the following issuers:

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. To date, WMPN has completed the minimum number of share repurchases to maintain our support.

CUSIP No. 35553P101	SCHEDULE 13D	Page 17 of 25

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. We supported H. Stewart Fitz Gibbon III’s appointment as president and CEO effective November 3, 2014 and as a director on the executive committee of WAYN’s board. We believe management and the board have acted in good faith to position WAYN to maximize shareholder value. We support WAYN’s modest share repurchases as it continues to build capital.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We support WBKC’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We support EKFC’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We believe SSNF is positioned to consistently repurchase its shares, and we have urged management and the board to do so. To date, SSNF has completed the minimum number of share repurchases to maintain our support.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We support JXSB’s consistent efforts to maximize shareholder value through share repurchases.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We support PROV’s consistent efforts to maximize shareholder value through share repurchases.

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We support WEIN’s consistent efforts to maximize shareholder value through share repurchases.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. To date, IROQ has completed the minimum number of share repurchases to maintain our support.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We believe management and the board have acted in good faith to position ANCB to maximize shareholder value. We have urged management and the board to repurchase shares.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We support GTWN’s consistent efforts to maximize shareholder value through share repurchases.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. We believe HBK is positioned to consistently repurchase its shares, and we have encouraged management and the board to do so. We are currently evaluating HBK’s progress.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. In light of PBCP’s recent regulatory order, we believe PBCP should be sold at the earliest possible opportunity.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe UCBA is positioned to consistently repurchase its shares, and we have encouraged management and the board to do so.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board have acted in good faith to position UASB to maximize shareholder value. As its capital level increases, we believe UASB should repurchase its shares or the bank should be sold.

CUSIP No. 35553P101	SCHEDULE 13D	Page 18 of 25

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We believe management and the board have acted in good faith to position DLNO to maximize shareholder value.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board have acted in good faith to position SUGR to maximize shareholder value. We have urged management and the board to repurchase shares.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. We believe SCAY is positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We are encouraging management and the board to choose the path that will maximize shareholder value.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase program. We believe management and the board have acted in good faith to date to maximize shareholder value through share repurchases.

MB Bancorp, Inc. (“MBCQ”) – We filed our original Schedule 13D reporting our position on January 9, 2015. We will urge management and the board to repurchase shares as soon as MBCQ is permitted.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We will urge management and the board to repurchase shares as soon as BFFI is permitted.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We believe ALMG is positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We encourage management and the board to choose the path that will maximize shareholder value.

VII. The following issuer is the focus of a shareholder derivative litigation:

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares are held by a mutual holding company controlled by NECB’s board. We presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management’s interests to shareholder returns. NECB’s management responded to the proposal with a form letter. On July 1, 2010, we delivered a written demand to NECB demanding to inspect its shareholder list. On July 22, 2010, NECB announced its first ever share repurchase plan. NECB, however, refused to supply us with the shareholder list. Therefore, on July 23, 2010, we sued NECB in federal court in New York seeking an order compelling compliance. On August 31, 2010, NECB produced the list of shareholders to us and we dropped the lawsuit. We subsequently wrote to shareholders expressing our belief that NECB’s directors did not properly oversee management. On October 3, 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. On October 31, 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion. The court dismissed our case with leave to amend the complaint. We filed our first amended complaint on December 14, 2012. After we filed our second amended complaint on December 19, 2012, defendants moved to dismiss the case. On October 21, 2013, the court denied the motion to dismiss our lawsuit. Defendants appealed the court’s decision, but the appellate division affirmed the denial. Depositions of the directors/defendants were concluded in September 2014, and expert witnesses have submitted their reports and been deposed. The case is proceeding to trial.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 1,381,082, reported as the number of outstanding shares as of November 10, 2014, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014. All acquisitions or dispositions of shares of Common Stock reported herein were either purchases or sales, as the case may be, which were made in open-market transactions or result from transfers between affiliated funds managed by Stilwell Value LLC.

CUSIP No. 35553P101	SCHEDULE 13D	Page 19 of 25

(A)	Stilwell Value Partners II

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 0

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 0

(c) Within the past 60 days, Stilwell Value Partners II sold/transferred shares of Common Stock as follows:

Date	Number of Shares (Sold/Transferred)	Price Per Share	Total (Sale/Transfer) Price
06/18/15	(14,531)	$16.15	$(234,676)

(d) Stilwell Value LLC, the general partner of Stilwell Value Partners II, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock. Because Joseph Stilwell is the owner of Stilwell Value LLC, he is the ultimate financial beneficiary of any monies distributed by Stilwell Value LLC, including the general partner’s share of monies distributed by Stilwell Value Partners II representing dividends from, and the proceeds from the sale or transfer of, the shares of Common Stock.

(B)	Stilwell Value Partners VII

(a)	Aggregate number of shares beneficially owned: 111,792

Percentage: 8.1%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 111,792

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 111,792

(c) Stilwell Value Partners VII has not purchased, sold or transferred any shares of Common Stock in the past 60 days.

(d) Stilwell Value LLC, the general partner of Stilwell Value Partners VII, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock. Because Joseph Stilwell is the owner of Stilwell Value LLC, he is the ultimate financial beneficiary of any monies distributed by Stilwell Value LLC, including the general partner’s share of monies distributed by Stilwell Value Partners VII representing dividends from, and the proceeds from the sale or transfer of, the shares of Common Stock.

(C)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 111,792

Percentage: 8.1%

CUSIP No. 35553P101	SCHEDULE 13D	Page 20 of 25

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 111,792

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 111,792

(c) Stilwell Activist Fund has not purchased, sold or transferred any shares of Common Stock in the past 60 days.

(d) Stilwell Value LLC, the general partner of Stilwell Activist Fund, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock. Because Joseph Stilwell is the owner of Stilwell Value LLC, he is the ultimate financial beneficiary of any monies distributed by Stilwell Value LLC, including the general partner’s share of monies distributed by Stilwell Activist Fund representing dividends from, and the proceeds from the sale or transfer of, the shares of Common Stock.

(D)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 111,792

Percentage: 8.1%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 111,792

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 111,792

(c) Within the past 60 days, Stilwell Activist Investments purchased/transferred shares of Common Stock as follows:

Date	Number of Shares Purchased/Transferred	Price Per Share	Total Purchase/Transfer Price
06/18/15	14,531	$16.15	$234,676

(d) Stilwell Value LLC, the general partner of Stilwell Activist Investments, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock. Because Joseph Stilwell is the owner of Stilwell Value LLC, he is the ultimate financial beneficiary of any monies distributed by Stilwell Value LLC, including the general partner’s share of monies distributed by Stilwell Activist Investments representing dividends from, and the proceeds from the sale or transfer of, the shares of Common Stock.

CUSIP No. 35553P101	SCHEDULE 13D	Page 21 of 25

(E)	Stilwell Partners

(a)	Aggregate number of shares beneficially owned: 111,792

Percentage: 8.1%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 111,792

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 111,792

(c) Stilwell Partners has not purchased, sold or transferred any shares of Common Stock in the past 60 days.

(d) Stilwell Value LLC, the general partner of Stilwell Partners, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock. Because Joseph Stilwell is the owner of Stilwell Value LLC, he is the ultimate financial beneficiary of any monies distributed by Stilwell Value LLC, including the general partner’s share of monies distributed by Stilwell Partners representing dividends from, and the proceeds from the sale or transfer of, the shares of Common Stock.

(F)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 111,792

Percentage: 8.1%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 111,792

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 111,792

(c) Stilwell Value LLC has made no purchases, sales or transfers of shares of Common Stock.

(d) Because Joseph Stilwell is the owner of Stilwell Value LLC, he is the ultimate financial beneficiary of any monies distributed by Stilwell Value LLC, including the general partner’s share of monies distributed by Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Partners representing dividends from, and the proceeds from the sale or transfer of, the shares of Common Stock.

(G)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 111,792

Percentage: 8.1%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 111,792

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 111,792

(c) Joseph Stilwell has made no purchases, sales or transfers of shares of Common Stock.

CUSIP No. 35553P101	SCHEDULE 13D	Page 22 of 25

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 6 to this Fifth Amendment and the Agreement filed as Exhibit 5 to the Fourth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Partners; and Joseph Stilwell, in his capacity as owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated April 11, 2011, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated May 31, 2013, filed with the First Amendment
3	Amended Joint Filing Agreement, dated June 4, 2013, filed with the Second Amendment
4	Amended Joint Filing Agreement, dated November 20, 2014, filed with the Fourth Amendment
5	Agreement, incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 20, 2014
6	Amended Joint Filing Agreement, dated June 22, 2015

CUSIP No. 35553P101	SCHEDULE 13D	Page 23 of 25

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2015

STILWELL VALUE PARTNERS II, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Co-Managing Member

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Co-Managing Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Co-Managing Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Co-Managing Member

STILWELL PARTNERS, L.P.

By: STILWELL VALUE LLC General Partner /s/ Megan Parisi
By:	Megan Parisi
Co-Managing Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Co-Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi

Megan Parisi

Attorney-In-Fact

CUSIP No. 35553P101	SCHEDULE 13D	Page 24 of 25

EXHIBIT 6

AMENDED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Amended Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: June 22, 2015

STILWELL VALUE PARTNERS II, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Co-Managing Member

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Co- Managing Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Co-Managing Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:		STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Co-Managing Member

STILWELL PARTNERS, L.P.
By: STILWELL VALUE LLC General Partner

/s/ Megan Parisi
By: Megan Parisi
Co-Managing Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Co-Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
*/s/ Megan Parisi Megan Parisi Attorney-In-Fact	Joseph Stilwell

CUSIP No. 35553P101	SCHEDULE 13D	Page 25 of 25

SCHEDULE A

On March 16, 2015, Stilwell Value LLC and Joseph Stilwell consented to the entry of an administrative SEC order (the “Order”) that (1) alleges violations of Sections 206(2), 206(4) and 207 of the Investment Advisers Act of 1940 and Rules 206(4)-7 and 206(4)-8 promulgated thereunder for, among other things, failing to adequately disclose certain conflicts of interest presented by inter-fund loans between certain private investment partnerships managed by Stilwell Value LLC and/or Joseph Stilwell, which loans were repaid in full without monetary loss to investors from the alleged conduct, (2) requires Stilwell Value LLC and Joseph Stilwell to cease and desist from committing or causing any future violations of the provisions charged, (3) censures Stilwell Value LLC, (4) for a period of twelve months from entry of the Order (a) suspends Joseph Stilwell from association with any broker, dealer, investment adviser, municipal securities dealer, municipal advisor, transfer agent, or nationally recognized statistical rating organization and (b) prohibits Joseph Stilwell from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter, (5) imposes upon Stilwell Value LLC the obligation to distribute $193,356 in management fees and prejudgment interest of $45,801 to certain fund investors, (6) imposes a $250,000 civil money penalty upon Stilwell Value LLC, (7) imposes, among certain other undertakings, a $100,000 civil money penalty upon Joseph Stilwell, and (8) requires Stilwell Value LLC, among certain other undertakings, to engage an independent monitor for three years to review and assess, on an on-going basis, the adequacy of certain policies, procedures, controls, systems, and disclosures.